Business Plan

Executive Summary

GameTree is a public benefit corporation creating the ultimate gamer hub. We are comprised of gamers, and our mission is to help fellow gamers connect with new best friends and new favorite games to play with them. While building a sustainable business, we believe in making clear transparent products that serve the best possible recommendations.

Products and Services

GameTree is building a community platform for gamers of all types. This includes both genres of games as well as platforms - tabletop, computer, console, and mobile. Serving the community is very important to us and so we would like to consider the community's input when deciding features to develop. The minimum viable products we have built in testing have been focused on providing users personal recommendations for friends and games and are the initial starting point for a public product release.

Below is list of proposed benefits which GameTree may pursue through various features. Many of these features are unprecedented in the gaming industry on the scale and scope we intend to implement them, so a roadmap and monetization strategy are too uncertain at this point to consider in-depth without more progress.

- Discovering games and "hidden gems"
- Finding friends to play games with online and in person
- Finding players for unpopular and niche games
- Finding and writing game reviews to be shown to relevant people with similar taste
- Self-discovery of personality and gaming habits (Aesthetics of Play, MBTI, enneagram)
- Tracking games owned and played in one place
- Expressing self and accomplishments with custom avatar builder with art from a user marketplace
- Managing friends - what they're talking about, favorite videos/screenshots, chat...
- Reading gaming news on a personalized feed
- Discussing news, games, and more through community forums
- Uniting for community action (games, political, etc)
- Commemorating accomplishments and experiences through a profile/badges/avatar art
- Organizing and promoting online and local events, tournaments, and leagues
- Managing guilds and teams
- Coaching marketplace to improve gaming skills
- Reading and writing gaming related articles
- Incentivizing players who declare they are gaming too much to limit their play time

- Teaching gaming companies about what games we want to play

Market Analysis Summary

Our target market is gamers of all types with a bias towards gamers past the age of 22 who have difficulty connecting with friends to play games with. Gaming tends to be more fun and productive when done with friends, and after college friends' tastes, schedules, and locations often diverge. Connecting friends is an opportunity for GameTree because pre-existing companies are fixated more on profit than community and are limited in the scope of their networks to their own platforms. As an independent public benefit corporation with a mission to help gamers, GameTree can connect gamers in ways large gaming companies cannot.

We are also targeting gamers with refined and/or specific tastes who have difficulty finding the best games for them. As it is the gaming industry has been exploding but the tools for recommending games have not kept pace. Recommending games is an opportunity for GameTree because pre-existing companies are not incentivized to provide good recommendations because they have conflicts of interest recommending games outside of their own platforms. They also tend to be purely profit seeking entities that are after margins and repeat sales instead of recommending to customers what they really want.

There is a large host of other benefits outlined prior that GameTree is fit to deliver on due to our position in the marketplace. Delivering on these over time will result in the creation of a social network with many features being able to feed into and improve the value of other features on a level and scale other companies cannot.

Strategy and Implementation Strategy

GameTree aims to have a product that is fun and easy. By getting to know our customers better than anybody else, and allowing them to self-report their own data, we will provide them the best recommendations for friends and games. We will not purposely make our product inefficient like many companies do now such as by limiting useful information made available and showing fake/inactive accounts. We have personified aspects of what would otherwise be dry personality testing and included much art in the application to make using GameTree as enjoyable of an experience as it is useful.

The primary strategy to reach our customers is through word of mouth. We not only believe we are building a kick-ass product worthy of sharing, but investors are also financially incentivized to evangelize GameTree. This allows us to move more of our budget from marketing to product, and also creates a barrier to entry for other companies who will face resistance acquiring investors in our platform as customers. Depending on the crowdfunding of and market response to GameTree, we may do another larger capital raise to cement our position and/or enhance our development pace.

Beyond word of mouth, company timing with the launch of Title III crowdfunding will also result in extra public attention. Awareness may be additionally generated through partnerships with game companies of all sorts as well as engagement with personality communities such as those around enneagram and the MBTI.

While we are currently receiving help from gamers in a number of states and countries, our team is disproportionately represented in California. This, combined with being a location with a strong labor market of the skills needed to build GameTree, makes California a likely location of an office headquarters, should we establish one.

To construct the product itself we are relying on an art style that is both attractive and quick to work with. We are considering incentive competitions and/or a community marketplace for customizable aesthetics options. Technologically we will use a graph database due to its quick ability to sort through large amounts of correlated information. We will use ReactJS for the frontend because of its strength and flexibility. We will use a Node backend because it executes quickly, has many useful libraries available, and keeps the entire product stack in one programming language, Javascript.

Company and Management Summary

GameTree is a public benefit corporation. We are registered in Delaware due to the ease and popularity of corporate law in the state. Our team itself currently consists of approximately twenty gamers spread across a number of states and countries. The team is disproportionately represented in California.

We have tested matching algorithm efficiency with encouraging results, so our efforts now are mostly dedicated towards turning what we have learned into the design of a product we can scale and share. The most active members of the team at this stage are:

John Uke, CEO/CTO. A businessman coder who has spent time in executive tech recruiting, coding education, many small businesses ventures from a lifetime of starting companies, the last couple of which have been in the tech space.

Matt McLemore, User Experience Designer. An industry veteran with sixteen years in senior roles with top companies including CBS, Sony, and MTV.

Zimablish McCurtis, Illustrator. Also an industry veteran with sixteen years in senior roles with top companies including Sony, MTV, and Fox.

Micaela Relihan, Designer. An artist with a background in entrepreneurship, marketing, and graphic design.

Financial Plan

Specifics on GameTree's monetization have been purposely kept vague to allow flexibility in regards to what our fans want and how the market reacts to our entry. Other financial information may be found elsewhere in GameTree's Form C posted to the SEC.

Background of Directors and Officers

Directors

John Uke
Director Position: 04/28/2016-present
Principal Occupation: Coding mentor
Employer: Bloc January 2016-present
Employer's Principal Business: Online coding education

Officers

John Uke
Officer Position: 04/28/2016-present
Title: CEO
Responsibilities: All day-to-day management decisions and implementing the Company's long and short term plans. Acts as a direct liaison between the Board and management of the Company and communicates to the Board on behalf of management.
Business Experience:
Employer: Bloc
Principal Business: Online coding education
Title: Coding mentor
Dates of Service: 01/2016-present
Responsibilities: Mentoring students on becoming professional frontend developers.

Employer: NewVo
Principal Business: Apps for fast fashion advice
Title: CEO
Dates of Service: 10/2013-11/2015
Responsibilities: All day-to-day management decisions and implementing the Company's long and short term plans. Acts as a direct liaison between the Board and management of the Company and communicates to the Board on behalf of management.

Employer: iD Tech
Principal Business: Education summer camps for teenagers
Title: Camp Counselor
Dates of Service: 06/2013-08/2013
Responsibilities: Supervising and educating teenagers on photo editing, photography, web development, and C++.

Financial Condition of the Issuer

GameTree currently has few fixed expenses. The team seems dedicated enough to build a monetizable product without any more cash injections though cash allows the team to dedicate more time to the company and expand the team to reach the market faster with a better product. The CEO has a personal non-interest bearing line of credit available to GameTree, a strong credit score, and strong personal network he may use to acquire additional funds. The greatest risk at this stage is large unexpected events such as fines and lawsuits.

Management will try its best to responsibly budget funds to ensure a monetizable product or an attractive product for a future raise. The money raised is liquid and, because of GameTree's low expense risk, a portion may be used to generate further income from investing activities until it is needed by GameTree itself. Budgeting for expenditures is made easier for GameTree because the company is not relying on future uncertain income.

In any funding scenario GameTree aims to release a minimum viable product within four months of the settlement of funds if it is not actively pursuing another capital raise. At the minimum target amount GameTree has budgeted for six months of runway, leaving two months to monetize and/or raise additional funds. It may scale up or down costs depending on progress towards this milestone. In the case of the maximum oversubscription target being reached, 12 months of runway has been budgeted conservatively assuming no additional funds or income become available during this time. Expenses and runway time based on funds raised between the target and maximum oversubscription scenarios will vary accordingly.

GAMETREE, PBC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
APRIL 28, 2016

Together with
Independent Accountants' Review Report

GameTree, PBC
Index to Financial Statements
(unaudited)


INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
GameTree, PBC
Solana Beach, California

We have reviewed the accompanying balance sheet of GameTree, PBC (the "Company"), a Public Benefit Corporation, as of April 28, 2016 (Inception), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

DbbMcKennon

Newport Beach, California
May 13, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   **Newport Beach**   **San Diego**

GAMETREE, PBC
BALANCE SHEET
AS OF APRIL 28, 2016
(unaudited)

		April 28, 2016 (Inception)
Assets		
Current assets		
Cash	$	-
Current assets		-
Total assets	$	-
Liabilities and Stockholders' Deficit:		
Related party advances	$	576
Current liabilities		576
Commitments and contingencies (Note 3)		
Stockholders' Deficit:		
Common stock, par value $0.00000001; 10,000,000 shares authorized; 1,847,367 issued and outstanding		-
Accumulated deficit		(576)
Total stockholders' deficit		(576)
Total liabilities and stockholders' deficit	$	-

See accompanying notes and accountants' review report

NOTE 1 – NATURE OF OPERATIONS

GameTree, PBC was formed on April 28, 2016 ("Inception) in the State of Delaware. The Company's headquarters are located in Solana Beach, California. The balance sheet of GameTree, PBC (which may be referred to as "GameTree," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

A "public benefit corporation" is a for-profit entity intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner.

The Company is developing an online social community platform for the gaming industry. Its purpose is to unite gamers across platforms and enhance the quality of their play experiences by personalizing the world's data to their unique personalities.

Management's Plans
We will rely heavily on debt and equity financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, additional debt and/or equity financings and/or cash flows from operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNFIICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of balance sheet in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 28, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include related party advances. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: trends in the gaming community, changes in social online community trends, technological advances, competition, governmental policy and/or regulatory changes. These adverse conditions could effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Software Development Costs
The Company applies the principles of Accounting Standards Codification ("ASC") 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established, which is generally very late in the development stage of our products. Software development costs may include payments made to independent software developers under development agreements, as well as incremental direct costs incurred internally subsequent to the establishment of technological feasibility. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales.

Internal Use Software
Software development may include costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete, it is probable that the project will be completed and the software will be used to perform the function intended.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company will recognize revenues from various future services when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

As of the date of the balance sheet, the Company is not currently generating revenue and is not offering any revenue generating services or offerings.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-08, "Revenue from Contracts with Customers" (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations by amending certain existing illustrative examples and adding additional illustrative examples to assist in the application of the guidance. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – RELATED PARTY TRANSACTIONS

Related Party Advances
Prior to the incorporation of the Company, its founder and Chief Executive Officer ("CEO"), John Uke advanced certain costs to form the corporation and other related expenses. As of the date of incorporation, our CEO advanced a total of $576 for such expenses, which are included in the accompanying balance sheet as related party advances. Such amounts are considered short-term, due on demand and non-interest bearing.

See additional advances mad subsequent to the balance sheet date in Note 6 below.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock, each share having a par value of $0.00000001.

Upon our incorporation on April 28, 2016 the Company issued founders shares totaling 1,847,367, to our CEO.

See Note 6 for common stock issued after April 28, 2016.

NOTE 6 – SUBSEQUENT EVENTS

On May 3, 2016, the Company sold 5,556 shares of common stock at $0.90 per share to a third party investor for a total of $5,000.

Subsequent to April 28, 2016 our CEO advanced the Company an additional $3,019 for operations. Such advances are considered short-term, due on demand and non-interest bearing.

The Company has evaluated subsequent events that occurred after April 28, 2016 through May 13, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on the accompanying balance sheet.

GAMETREE, PBC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
APRIL 28, 2016

Together with
Independent Accountants' Review Report

GameTree, PBC
Index to Financial Statements
(unaudited)



dbb*mckennon*

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
GameTree, PBC
Solana Beach, California

We have reviewed the accompanying balance sheet of GameTree, PBC (the "Company"), a Public Benefit Corporation, as of April 28, 2016 (Inception), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

dbbMcKennon

Newport Beach, California
May 13, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica | Newport Beach | San Diego

GAMETREE, PBC
BALANCE SHEET
AS OF APRIL 28, 2016
(unaudited)

	April 28, 2016 (Inception)
Assets	
Current assets	
Cash	$ -
Current assets	-
Total assets	$ -
Liabilities and Stockholders' Deficit:	
Related party advances	$ 576
Current liabilities	576
Commitments and contingencies (Note 3)	
Stockholders' Deficit:	
Common stock, par value $0.00000001;	
10,000,000 shares authorized; 1,847,367 issued	
and outstanding	-
Accumulated deficit	(576)
Total stockholders' deficit	(576)
Total liabilities and stockholders' deficit	$ -

NOTE 1 – NATURE OF OPERATIONS

GameTree, PBC was formed on April 28, 2016 ("Inception) in the State of Delaware. The Company's headquarters are located in Solana Beach, California. The balance sheet of GameTree, PBC (which may be referred to as "GameTree," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

A "public benefit corporation" is a for-profit entity intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner.

The Company is developing an online social community platform for the gaming industry. Its purpose is to unite gamers across platforms and enhance the quality of their play experiences by personalizing the world's data to their unique personalities.

Management's Plans
We will rely heavily on debt and equity financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, additional debt and/or equity financings and/or cash flows from operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNFIICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of balance sheet in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 28, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include related party advances. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: trends in the gaming community, changes in social online community trends, technological advances, competition, governmental policy and/or regulatory changes. These adverse conditions could effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Software Development Costs
The Company applies the principles of Accounting Standards Codification ("ASC") 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established, which is generally very late in the development stage of our products. Software development costs may include payments made to independent software developers under development agreements, as well as incremental direct costs incurred internally subsequent to the establishment of technological feasibility. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales.

Internal Use Software
Software development may include costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete, it is probable that the project will be completed and the software will be used to perform the function intended.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition
The Company will recognize revenues from various future services when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

As of the date of the balance sheet, the Company is not currently generating revenue and is not offering any revenue generating services or offerings.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and

permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-08, "Revenue from Contracts with Customers" (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations by amending certain existing illustrative examples and adding additional illustrative examples to assist in the application of the guidance. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – RELATED PARTY TRANSACTIONS

Related Party Advances
Prior to the incorporation of the Company, its founder and Chief Executive Officer ("CEO"), John Uke advanced certain costs to form the corporation and other related expenses. As of the date of incorporation, our CEO advanced a total of $576 for such expenses, which are included in the accompanying balance sheet as related party advances. Such amounts are considered short-term, due on demand and non-interest bearing.

See additional advances mad subsequent to the balance sheet date in Note 6 below.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock, each share having a par value of $0.00000001.

Upon our incorporation on April 28, 2016 the Company issued founders shares totaling 1,847,367, to our CEO.

See Note 6 for common stock issued after April 28, 2016.

NOTE 6 – SUBSEQUENT EVENTS

On May 3, 2016, the Company sold 5,556 shares of common stock at $0.90 per share to a third party investor for a total of $5,000.

Subsequent to April 28, 2016 our CEO advanced the Company an additional $3,019 for operations. Such advances are considered short-term, due on demand and non-interest bearing.

The Company has evaluated subsequent events that occurred after April 28, 2016 through May 13, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on the accompanying balance sheet.

GameTree carries no debt.

Target Intended Use of Funds

	One-time Expense		Cost		
Portal Fees	$7,000.00		$7,000.00		
Escrow Fees	$3,666.67		$3,666.67		
Legal	$8,000.00		$8,000.00		
Accounting	$7,000.00		$7,000.00		
	Yearly Expense	Months			
CTO	$60,000.00	4	$20,000.00		
Frontend Engin	$40,000.00	4	$13,333.33		
Junior Engineer	$20,000.00	4	$6,666.67		
Illustrator	$50,000.00	2	$8,333.33		
Marketing	$24,000.00	4	$8,000.00		
Admin	$2,880.00	4	$960.00		
Miscellaneous	$30,000.00	4	$10,000.00		
Total Expenses			**$92,960.00**		
Raise Amount			**$100,000.00**		
Cash Remainder			**$7,040.00**		

Reasonable equity near raise valuation pricing may be used as supplemental compensation to offset low or nonexistent cash pay for contributors.

GameTree plans to begin raising a new round two months after funds settle and finish the minimum viable product two months after that.

Oversubscription Intended Use of Funds

	One-time Expense		Cost		
Portal Fees	$70,000.00		$70,000.00		
Escrow Fees	$36,666.67		$36,666.67		
Legal	$15,000.00		$15,000.00		
Accounting	$12,000.00		$12,000.00		
	Yearly Expense	Months			
CEO	$60,000.00	12	$60,000.00		
CTO	$80,000.00	12	$80,000.00		
COO	$60,000.00	12	$60,000.00		
Frontend Engin	$55,000.00	12	$55,000.00		
Junior Develope	$40,000.00	12	$40,000.00		
Data Scientist	$80,000.00	12	$80,000.00		
UX Designer	$50,000.00	12	$50,000.00		
Illustrator	$50,000.00	12	$50,000.00		
Designer	$50,000.00	12	$50,000.00		
Sales	$65,000.00	2	$10,833.33		
Admin	$40,000.00	12	$40,000.00		
Marketing	$36,000.00	12	$36,000.00		
Promotion	$30,000.00	12	$30,000.00		
Office & Supplie	$40,000.00	12	$40,000.00		
Servers	$16,000.00	8	$10,666.67		
Miscellaneous	$100,000.00	12	$100,000.00		
Taxes	$59,000.00	12	$59,000.00		
Total Expenses			**$985,166.67**		
Raise Amount			**$1,000,000.00**		
Cash Remainder			**$14,833.33**		

The answers to each question in the Form C Issue 30 (below) in relation to relevant GameTree parties is "no".

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016: (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor: (i) in connection with the purchase or sale of any security? □ Yes □ No (ii) involving the making of any false filing with the Commission? □ Yes □ No (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes □ No If Yes to any of the above, explain: 619 (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security? □ Yes □ No; (ii) involving the making of any false filing with the Commission? □ Yes □ No (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes □ No If Yes to any of the above, explain: (3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that: (i) at the time of the filing of this offering statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer? □ Yes □ No (B) engaging in the business of securities, insurance or banking? □ Yes □ No (C) engaging in savings association or credit union activities? □ Yes □ No (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes □ No If Yes to any of the above, explain: (4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? □ Yes □ No (ii) places limitations on the activities, functions or operations of such person? □ Yes □ No (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? □ Yes □ No If Yes to any of the above, explain: (5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? □ Yes □ No (ii) Section 5 of the Securities Act? □ Yes □ No If Yes to either of the above, explain: 620 (6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? □ Yes □ No If Yes, explain: (7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? □ Yes □ No If Yes, explain: (8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? □ Yes □ No If Yes, explain:

GameTree has not provided any exempt offerings within the past three years.

No events have transpired that GameTree believed would have triggered disqualification of a Bad Actor check after the effective date of the final rule.

GameTree nor any of its predecessors has failed to comply with the ongoing reporting requirements of Regulation CF.

Crowdfunded Securities Offering:

$100,000 minimum capital raise, the equivalent of 50,000 shares

$1,000,000 maximum capital raised/oversubscription amount, the equivalent of 500,000 shares, allocated on a first-come first-serve basis

Stock is being offered at a $2 price per share.

Minimum single shareholder Investment: $60.00

Maximum single shareholder Investment: $5,000.00

The shares have voting rights without limitations.

The terms of these securities being offered may be modified by the officers of the company.

We are allowing non-US investors.

The closing date for this offering is August 16, 2016. If the sum of investment does not reach the target offering amount at this deadline, no securities will be sold in the offering, investment commitments will be cancelled, and commitmented funds will be returned.

GameTree will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 14, 2017

(120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on the issuer's website at: www.gametree.me/annual-report

The issuer must continue to comply with the ongoing reporting requirements until: Two years of annual reporting for years 2016 and 2017.

Ownership and Capital Structure

Crowdfunded Securities Offering:

$100,000 minimum capital raise

$1,000,000 maximum capital raised/oversubscription amount

Stock is being offered at a $2 price per share.

Minimum single shareholder Investment: $60.00

Maximum single shareholder Investment: $5,000.00

The shares have voting rights without limitations.

The terms of these securities being offered may be modified by the officers of the company.

Description of Issuer's Securities

Common stock, with voting rights and without limitations, is the only class of shares in existence. There are 1,852,923 shares issued and a total of 8,147,077 shares outstanding. No debt, options, or other securities exist at this time.

Security Valuation

Given the enormous spread in valuation methodologies and speculative nature of early stage startups, we disregarded our attempts using popular frameworks that resulted in GameTree valuations between $1.5 and $248 million in favor of a safe approach using averages.

According to Angel List (https://angel.co/valuations), the average seed stage company in the first quarter of 2016 raised at a $5 million valuation.

Accordingly, we priced our initial pre-investment valuation at $3,705,846. We believe this to be a conservative valuation meant to guarantee funds.

While a lower valuation than the average would be appropriate given that we presume to have less traction than the average deal represented in the sample, we also believe the nature of the market structure and business model allows GameTree the potential to be a highly profitable "unicorn" investment. We also believe being a first mover in a Title III CF offering allows us to afford a higher valuation due to potential large exposure of the opportunity to a large audience with limited investment options. Also in the company's favor, should the raise be successful, is that the raise itself serves as barrier to entry for competition because many investors will prefer the GameTree platform due to their financial interest in its success.

Rights Held by Principal Shareholders

At this time principal shareholders hold the same rights as other shareholders.

Name and Ownership Level of Any 20% or More Beneficial Owners

The only owner of 20% or more of the securities is John Uke who holds 1,847,367 shares of common stock and, prior to the raise, holds 99.7% of the voting power.

Financial Risks

This is a company at an early stage of operation.

A track record of operational efficiency to compare against existing companies is non-existent. GameTree is vulnerable to upsets such as lawsuits and large unexpected expenses that may bury a small company in which few protective measures have been put in place.

The company has no revenue.

Management recognizes that success requires the development of a sustainable revenue model and, to date, has not yet built out the structure necessary to sustain one. Discussion is ongoing regarding the viability of various revenue models relative to market and product needs. To date, no definitive answer is in place to satisfy this need and any revenue model chosen may be unsuccessful. Several versions of the product may be released to establish a user base before any revenue generating model is chosen.

The company has an unfinished product.

While management has built what it believes to be viable beta products, no release beyond internal quality assurance has occurred and, given the nature of the developmental process, it is not known what the scope or time to market will be for the first finished marketable product. There may be significant issues with early versions of the product and the company does not warrant the suitability or reliability of any versions that it releases to the public.

Management has no relevant industry experience.

No member of management has ever built a social network platform for gamers or a tech company of large scale. Management may face unexpected risks or challenges associated with the industry that they are unaware of due to lack of industry experience.

GameTree is entering into an unproven market.

We know of no other standalone enterprise that has ever attempted to do what we propose on the scale we propose to do it. As no product from GameTree is publicly available, we have limited first hand data that would indicate there is definitive market demand. Management does not guaranty that this product will be a commercial success or that it will obtain a significant user base once released to the public. There may also be competing products that management is unaware of or that are released in the future and directly compete with GameTree and/or prevent GameTree from establishing itself as a market leader.

Management has not yet assessed the market risks for the product it proposes.

We are aware that social networks come with certain inherent risks. Among these are the revelation of private data, the ability for bad actors to access vulnerable populations, and potential violations of legal statutes in various global jurisdictions. It is our intention to address each of these concerns, and others that present themselves as they arise and as development continues; however management does not guaranty that all issues will be successfully addressed or solved.

Management has no experience managing companies with publicly traded securities.

The legal issues related to public securities are Byzantine and myriad. While it is our intention to follow the law as we understand it and seek the advice necessary to follow best practices, we recognize that mistakes with negative financial results to investors can occur. Crowdfunding is a new method for raising capital and laws are quickly changing and evolving. Changes in securities law may void and/or alter equity arrangements with shareholders.

Accredited Investors

Due to the crowdfunding platform, non-accredited investors may purchase shares in the company. Investors are responsible for their own investment decisions and recognize the risks associated with this investment. Management does not recommend investing a significant percentage of personal net worth in GameTree shares as it is a high risk investment.

Crowdfunding Risks

There may be significant risks and fees associated with the purchase or sale of crowdfunded shares. GameTree relies on third party crowdfunding sites to oversee the purchase and/or sale of shares. GameTree does not warrant against any issues that may arise due to the use of crowdfunding sites by investors.

GameTree is organized such that management has broad leeway in its interactions with its own securities which exposes investors to potential financial losses.

GameTree has the ability to issue additional stock which may result in substantial dilution to existing shareholder interests. It is also possible for GameTree to repurchase securities in such a way that the potential investor's return on investment could be limited. We retain the right to dispose of company assets as we see fit and as such investors are exposed to the risks inherent in those decisions.

Shares may not be transferable for a significant period of time.

It is at this point undecided how and when securities may become liquid which might bare a financial cost to some investors. Shareholders may have difficulty redeeming their invested capital. There is no guaranty that a secondary market will exist for shares should investors decide to liquidate.

GameTree is a public benefit corporation and thus may engage in activities in pursuit of its public benefit at the expense of financial gain.

Unlike traditional corporations in which operations and business goals are tied exclusively to the pursuit of profit, GameTree may also take actions in alignment with its stated public benefit at the expense of profit maximization. It is still a for-profit corporation in distinction from a charitable non-profit which has a benefit as its sole purpose.

The majority of stock is closely held thus limiting other holders of stock in their recourse within the GameTree organizational structure.

All decisions will be made by common shareholders and/or officers. Due to the majority of shares being closely held, minority shareholders at this time will have limited to no input or recourse.

GameTree's product is exposed to the risks inherent in creating a public forum, specifically the sharing of private information with limited ability to regulate the activities of its user base.

Online social networks can be hacked and information may be unintentionally made available to the public in ways GameTree and its users do not approve of. As a public forum, information may also be posted to it which some of its users may find undesirable or offensive. These potential data issues may negatively affect the popularity or reputation of GameTree and the value of shareholder equity.

Management believes in the Leeroy Jenkins philosophy that eagerness is superior to preparation and, as such, all investments could be a complete loss.

We believe in the power of individual initiative and that there are times when action is superior to preparation while fully recognizing a litany of parables that suggest to show the contrary. This philosophy exposes investors to risks inherent in rushed and uncoordinated action.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

There have been no related-party transactions.